Exhibit 21

Merge Healthcare Incorporated
Subsidiaries as of March 12, 2010

Subsidiary	Organized Under the Laws of

Cedara Software Corp.	Ontario, Canada
Cedara Software (Shanghai) Co. Ltd.	China
Cedara Software (USA) Ltd.	Delaware
Confirma Europe GmbH	Germany
Confirma Europe LLC	Washington
etrials, Inc.	Delaware
etrials Worldwide Limited	United Kingdom
Medical Imaging Education LLC	Washington
Merge Asset Management Corp.	Delaware
Merge CAD Inc.	Delaware
Merge Cedara ExchangeCo Limited	Ontario, Canada
Merge eClinical Inc.	Delaware
Merge eMed, Inc.	Delaware
Merge Healthcare Teleradiology Services (India) Private Limited	India
Merge Technologies Holdings Co.	Nova Scotia, Canada
Project Ready Corp.	Delaware
Requisite Software Inc.	Delaware